CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

June 29, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Convergys Corporation Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006 Form 8-K filed January 24, 2006 Form 8-K filed April 25, 2006 File No. 001-14379

Dear Ms. Collins:

Attached please find our responses to the comments, dated June 20, 2006, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Convergys Corporation. We have tried to provide the necessary detail in each of our responses and have provided supplemental information as necessary to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.

Please note that as of the date hereof we have submitted a FOIA confidential treatment request with respect to certain confidential information set forth in our response to such staff comments pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission and, as a result, we have redacted such confidential information from the response that we filed electronically on the EDGAR filing system. We have also submitted a complete and unredacted version of our response containing such confidential information to the Securities and Exchange Commission in paper form, which accompanies the FOIA confidential treatment request submitted to the Securities and Exchange Commission.

We acknowledge that Convergys Corporation is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Convergys Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to incorporating your comments in our future periodic filings as appropriate. Please feel

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CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

free to contact the undersigned at (513) 723-6565 at your convenience if you have any questions regarding this response.

We look forward to working with you in completion of your review of the above referenced filings.

Sincerely,

/s/ Earl C. Shanks
Earl C. Shanks
Chief Financial Officer

Enclosures

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CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

I.	Form 10-K for the Fiscal Year Ended December 31, 2005

1.	Consolidated Statements of Income and Comprehensive Income, page 45. We note that the Company sells both products and services through its IMG segment. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Company Response:

IMG generates its revenues from three primary sources: (1) Data Processing, (2) Professional and Consulting, and (3) License and Other. Data Processing revenues consist of monthly fees for processing client transactions in IMG’s data centers and, in some cases, the clients’ data centers, using IMG’s proprietary software. Professional and Consulting revenues consist of fees generated for installation, implementation, customization, training and managed services related either to the clients’ use of IMG’s software in IMG’s data centers or in their own processing environments. License and Other revenues consist of revenues generated from the sale of licenses to use IMG’s proprietary software and related software support and maintenance fees.

Rule 5-03(b)(1) requires registrants to state separately net sales of tangible products, revenues from services and other revenues; provided, however, that Rule 5-03(b) states that each class of revenue which is not more than 10 percent of the consolidated revenue may be combined with another class. We consider Data Processing and Professional and Consulting revenues to be revenue from “services” under Rule 5-03(b)(1). These revenues were $608 million for the year ended December 31, 2005 and were 24 percent of the consolidated revenues of the Company. We consider License and Other revenues to qualify as “other revenues” under Rule 5-03(b)(1). These revenues were $170 million for the year ended December 31, 2005, and were 7 percent of consolidated revenues of the Company. License and Other revenues were 7 percent and 6 percent of consolidated revenues for the years ended December 31, 2004 and December 31, 2003, respectively. Hence, in accordance with Rule 5-03(b), we have combined the License and Other revenues with the revenue from services in our consolidated statement of operations. Since we have combined the revenues, in accordance with Rule 5-03(b), related costs and expenses are combined in our consolidated statement of operations.

We do provide the details of the three primary IMG revenue sources in Item 7 to the Management’s Discussion and Analysis (page 23 of the 2005 Form 10-K) in the discussion of IMG segment results.

2.	Note 5. Goodwill and Other Intangible Assets, page 59. We note that a 100 basis point increase in the discount rate used to calculate the fair value of the Employee Care reporting unit would have resulted in the Company failing step one in your goodwill impairment test. The Company would have also failed step one if the operating margin, reflected in the valuation of Employee Care, were decreased by 100 basis points. Tell us the discount rate and operating margin that were used in

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your valuation. Also, please explain how the Company was able to reasonably conclude that you passed step one in the impairment test when only a 100 basis point (or 1 percent) increase in the discount rate would have caused you to fail such test. Tell us how you considered the guidance in FASB concepts Statement No. 7 and Appendix E of SFAS 142 in your fair value calculations. Did the Company perform any further analysis of goodwill impairment beyond this initial step? Please explain.

Company Response:

We engaged Appraisal Economics, Inc. (“AEI”) to assist us in determining the fair value of Employee Care. AEI used three different techniques to estimate the fair value of Employee Care: (1) guideline company method (stock price of similar publicly traded companies); (2) guideline transaction method (purchase price of similar companies in completed acquisitions); and (3) income approach (discounted cash flows). AEI calculated the discount rate for the discounted cash flow analysis using the capital asset pricing model, and determined it to be [***REDACTED***]. The Company did not take exception to the use of a [***REDACTED***] discount rate, although we believe that [***REDACTED***] is higher than the Company’s cost of capital. Operating income margin used in the valuation was [***REDACTED***] in 2006, increasing to [***REDACTED***] in 2011. [***SENTENCE REDACTED***] The discounted cash flow valuation performed by AEI was a fully loaded (e.g. including corporate allocations and non-cash stock compensation expense) model.

SFAS 142 requires management to make a determination if the fair value of a business exceeds its carrying value. In order to reasonably conclude that the valuation passed Step 1 of the impairment test, the valuation was “stress tested” by changing revenue, cost of sales, corporate allocations, working capital, and discount rates. Based on the AEI analysis and results of the stress tests, we determined the fair value of the business to be in excess of its carrying value. The fact that the two numbers are close is disclosed in Note 5.

Our analysis was done using the “traditional” approach described in paragraph 43 of FASB Concepts Statement No. 7 and Appendix E of SFAS 142 (i.e. we used a single set of estimated cash flows and a single discount rate). We do not believe that it is practical to assign a probability for a range of outcomes for each cash flow as required by the expected cash flow approach, given the nature and large number of discrete cash flows that are used in the valuation of a complex business. More specifically, we do not believe that using expected cash flows (the sum of probability-weighted amounts) would result in a valuation of a complex business that would be more accurate than the traditional approach.

We did not perform a Step 2 analysis under SFAS 142 because we did not fail the Step 1 analysis.

3.	Note 8. Sale of Receivables, page 63. We note that you have entered into an agreement with third-party financial institutions under which you periodically sell

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interest in accounts receivable pools and that historically you have accounted for these transactions as sales. Address the following:

a.	Tell us how you considered the guidance in paragraph 9 of SFAS 140 in determining that sale treatment is appropriate.

b.	Tell us whether there is a recourse obligation associated with the sale of receivables under this agreement, and if so, how you have accounted for it.

c.	Tell us whether any servicing assets or liabilities have been recognized in connection with transactions under this agreement and where they are classified on your balance sheet.

d.	Tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140.

e.	Specifically describe the terms of the 2006 amendment to the receivables purchase agreement and how, with specific reference to the authoritative accounting literature, the amendment impacts your ability to account for future transactions under the agreement as sales.

Company Response:

An overview of our accounts receivable securitization transactions is shown on Attachment A.

a.	In accordance with SFAS 140 Paragraph 9, a transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

i.	The transferred assets have been legally isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

To assess the Company’s compliance with this requirement, we received a legal opinion from outside counsel for years 2003 and 2004 (years in which there were amounts outstanding at December 31) that provided a “would be” true sale and a “would be” non-consolidation opinion.

ii.	Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

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The transaction documents state that the noted holders of the receivables are free to pledge or exchange those interests.

iii.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The transaction documents do not entitle or obligate the transferor (Convergys Funding Corporation) to repurchase or redeem the assets before their maturity nor do they give it the ability to preclude the sale of the assets or to unilaterally cause their return. As of January 2006, these conditions were no longer met due to execution of the amendment referenced in section e below.

b.	There is no recourse obligation associated with the sale of receivables under this agreement.

c.	The Company does service the collection of the receivables. However, due to the short-term nature of the receivables sold, the Company has not recorded any servicing assets or liabilities, as their fair value is de minimis.

d.	We believe that paragraphs 17(a)–(d) of SFAS 140 do not apply as the agreement does not contain those elements. As stated in response to question 3.c. above, the Company has not recorded any servicing assets or liabilities. Therefore, the disclosure requirements of paragraph 17(e) of SFAS 140 are not applicable.

We believe the requirements of paragraph 17(f)(1), 17(f)(2) and 17(f)(4) are appropriately disclosed in the footnote 8 on page 63 of the 2005 Form 10–K. There were no key assumptions used in measuring the fair value of retained interests. Therefore, the disclosure requirements of paragraph 17(f)(3) of SFAS 140 are not applicable.

At December 31, 2005, the Company had not sold any outstanding receivables. Therefore, the disclosure requirements of paragraph 17(g) of SFAS 140 are not applicable.

e.	In January 2006, the parties to the agreement executed an amendment that provides the transferor (Convergys Funding Corporation) the right at any time to repurchase from the purchasers (Falcon and Fifth Third) all of the then outstanding receivable amounts. Such rights to reacquire transferred assets result in the transferor maintaining effective control over the transferred assets through the unilateral ability to cause the return of specific transferred assets. Therefore, we believe that the Company will not qualify under paragraph 9(c)(2) of SFAS 140 to treat any future transfers made under this agreement as sales.

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CONVERGYS CORPORATION

4.	Exhibit 31.1 and 31.2. We note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Orr and Shanks signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any matter. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form 10-Q for the quarter ended March 31, 2006.

Company Response:

We hereby confirm that Mr. James F. Orr executed the certifications attached as Exhibit 31.1 to our Form 10-K filed March 6, 2006 for the fiscal year ended December 31, 2005 and Form 10-Q filed May 8, 2006 for the fiscal quarter ended March 31, 2006 in his individual capacity. We further confirm that Mr. Earl C. Shanks executed the certifications attached as Exhibit 31.2 to our Form 10-K filed March 6, 2006 for the fiscal year ended December 31, 2005 and Form 10-Q filed May 8, 2006 for the fiscal quarter ended March 31, 2006 in his individual capacity. In future filings, we will ensure that the title of the office held by the signatory will not be set forth in the first line of the certifications required by Item 601(b)(31) of Regulation S-K and all language contained in such certifications will be provided exactly as required by Item 601(b)(31) of Regulation S-K.

II.	Form 8-K Filed January 24, 2006 and Form 8-K Filed April 25, 2006

5.	Tell us what consideration you have given to including the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. At a minimum, tell us what consideration you gave to disclosing the substantive reasons why you believe that presentation of each of the non-GAAP financial measures (i.e. free cash flow, non-GAAP operating income by segment, revenues excluding Cingular, non-GAAP income (loss) before tax, non-GAAP income tax (expense) / benefit, non-GAAP net income (loss) and non-GAAP diluted EPS) provide useful information to investors and, to the extent material, the additional purposes(s) for which you use the non-GAAP financial measure. Such disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

Company Response:

In future filings, including our next Item 2.02 Form 8-K and accompanying press release which we intend to file with the Securities and Exchange Commission on or around July 27, 2006, we will provide independent disclosure for each non-GAAP financial measure.

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In addition, we will also provide disclosure with respect to each non-GAAP financial measure presented therein which is subject to the disclosure requirements set forth in Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures to ensure that such requirements are adequately addressed.

The disclosure we provided in Item 2.02 of the Form 8-Ks we filed on January 24, 2006 and April 25, 2006 was intended to satisfy the disclosure requirements set forth in Item 10(e)(1)(i)(C) of Regulation S-K. The relevant disclosure provides that the non-GAAP financial measures “are presented because Convergys Corporation management uses this information when evaluating the Company’s results of operations and cash flow and believes that this information provides the users of the financial statement with an additional and useful comparison of the Company’s current results of operations and cash flows with past and future periods.” We did not provide any disclosure responsive to Item 10(e)(1)(i)(D) of Regulation S-K as there are no additional material purposes for which we use the non-GAAP financial measures beyond the purposes we disclosed pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

We did not provide individualized disclosure responsive to Item 10(e)(1)(i)(C) of Regulation S-K for each non-GAAP financial measure presented in the Form 8-Ks as (i) the usefulness to investors of the information presented is identical for each non-GAAP financial measure and (ii) we interpreted the language of Section 10(e) of Regulation S-K to only require a single statement disclosing why we believe that our presentation of the non-GAAP financial measure provides useful information to investors. The relevant language of Section 10(e) of Regulation S-K provides “Whenever one or more non-GAAP financial measures are included in a filing with the Commission, [t]he registrant must include the following in the filing: . . . (C) a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations” (emphasis added).

6.	Revise your disclosures in the press release to eliminate all references to “pro forma” net income, “pro forma” results. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

Company Response:

We will eliminate all references to “pro forma” net income and “pro forma” results in our future filings and will refer to all of them as “Non-GAAP.”

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Attachment A

Overview of Transaction

Through the normal course of business, the Company’s (CVG) operating subsidiaries (i.e., IMG and CMG) generate trade receivables. Under the receivables purchase agreement dated as of September 28, 1999 between CVG’s Information Management Group Inc. (IMG) and Customer Management Group Inc. (CMG), as Sellers and Originators, and CVG, as Purchaser, IMG and CMG sell receivables to CVG.

Under the receivables sale agreement dated as of September 28, 1999 between CVG, as Seller, and Convergys Funding Corporation (CFC) as buyer, CVG sells trade receivables (purchased from IMG and CMG as described above) to CFC. Under these agreements, the purchase price for the receivables is equal to the outstanding balance of the receivables in the Originator’s General Ledger, less discount. The agreement does not specify the discount factor, but states that it should represent a percentage that provides a reasonable return to the buyer by taking into account the time value of money and the risk of nonpayment. Under these agreements, the Originators have no option to repurchase or substitute receivables.

CFC was established solely to purchase or acquire accounts receivable from CVG, and to hold, sell, transfer, pledge or otherwise dispose of the receivables or interests therein. CFC is a wholly-owned consolidated subsidiary of CVG.

CFC sells undivided fractional ownership interests in receivables (receivable interests) to Falcon and Fifth Third (the Purchasers), for cash pursuant to the Receivables Purchase Agreement dated as of September 28, 1999 as amended November 20, 2003 between CFC, as Seller, and the Purchasers. This agreement provides for the purchase of $200 million ($150 million-Falcon, $50 million-Fifth Third) of the undivided fractional ownership interest in the CVG receivables.

The Purchasers provide independent financing vehicles that purchase financial assets (receivables, loans, etc.) from various companies, packages the assets, and eventually issues asset-backed commercial paper. A major advantage of this structure is that the packaging by Purchasers improves the credit rating thus allowing Purchaser’s commercial paper to be at a lower rate than the rate available to a specific company trying to access the commercial paper market.

CFC is selling the percentage interest in each of the transferred assets pursuant to the Receivable Purchase Agreement and will use the proceeds of such financial sale to make additional purchases of receivables pursuant to the Purchase Agreement on a daily basis. CVG’s receivables purchase program falls under the scope of SFAS 140.

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